Exhibit 99.1

Green Circle Decarbonize Technology Limited announces Appointment of Mr. Louis Ho Ming Leung as Chief Financial Officer

Hong Kong, June 8, 2026 – Green Circle Decarbonize Technology Limited (the “Company”) (NYSE: GCDT), a Cayman Islands holding company that, through its Hong Kong subsidiary, Boca International Limited, develops and manufactures Phase Change Material (PCM-TES) storage systems designed for cooling and heating applications, today announced the appointment of Mr. Louis Ho Ming Leung as its new Chief Financial Officer (CFO), effective June 8, 2026. Mr. Leung will oversee the Company’s financial strategy, accounting, financing, and auditing operations.

Mr. Leung has over 10 years of experience in the fields of accounting, financing and auditing. Mr. Leung is currently an independent non-executive director of GR Life Style Company Limited, Future Data Group Limited and Mabpharm Limited. Mr. Leung also is the company secretary of Shanghai XNG Holdings Limited since May 2026. Mr. Leung was the financial controller and company secretary of Basic House New Life Group Limited (formerly known as AL Group Limited) from September 2019 to May 2022. Mr. Leung was a chief financial officer and company secretary of Prosperous Future Holdings Limited (formerly known as China Child Care Corporation Limited) from June 2017 to May 2019 and from January 2018 to May 2019 respectively. Mr. Leung holds a bachelor degree of Science in Quantitative Finance from The Chinese University of Hong Kong in 2004. He has been a member of Hong Kong Institute of Certified Public Accountants since 2008 and has over 10 years of experience in accounting and auditing for Hong Kong listed and private companies.

“We are pleased to welcome Mr. Leung to the executive management team as Chief Financial Officer,” said Dr. Kam Biu Richard Chan. “His extensive expertise in financial management, corporate governance, and regulatory compliance within listed sectors will be vital in strengthening our financial operations and supporting the Company’s strategic growth objectives.”

Mr. Leung holds a bachelor degree of Science in Quantitative Finance from The Chinese University of Hong Kong in 2004. He has been a member of Hong Kong Institute of Certified Public Accountants since 2008 and has over 10 years of experience in accounting and auditing for Hong Kong listed and private companies.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com